

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

Via E-Mail
Mr. Gordon Hunter
Chairman, President and Chief Executive Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

  Re: **Littelfuse, Inc.**
      Form 10-K for fiscal year ended December 29, 2012
      Filed February 27, 2013
      File No. 0-20388

Dear Mr. Hunter:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Kevin L. Vaughn for

         Martin James
         Senior Assistant Chief Accountant